Exhibit 99.2

NUVINI	NASDAQ: NVNI

FOR IMMEDIATE RELEASE

Nuvini Group Reports First Half 2026 Results: Operating Income of R$19.6 Million, Positive Operating Cash Flow, Net Loss Reduced 76%

Gross margin expands to 68%; G&A down 25%; Company advances capital restructuring

SÃO PAULO — September 21, 2026 — Nvni Group Limited (NASDAQ: NVNI) (“Nuvini” or the “Company”), an acquirer and operator of B2B SaaS companies in Brazil and Latin America, today reported unaudited results for the six months ended June 30, 2026, as filed with the U.S. Securities and Exchange Commission on Form 6-K.

FIRST HALF 2026 HIGHLIGHTS

Compared with the six months ended June 30, 2025; amounts in Brazilian reais.

●	Net operating revenue of R$97.4 million, essentially flat; platform subscription revenue of R$90.5 million, 93% of total revenue

●	Gross profit of R$66.3 million, up 7.0%; gross margin expanded 500 basis points to 68.1% in first half 2026

●	General and administrative expenses reduced 24.6% to R$31.6 million; total personnel costs — payroll, benefits and social charges — reduced 18.2% to R$43.6 million

●	Operating income of R$19.6 million in first half 2026, versus an operating loss of R$32.0 million in in first half 2025

●	Net loss narrowed to R$14.0 million in first half 2026 from R$57.5 million in first half 2025; net loss per share of R$1.63 versus R$6.52, respectively

●	Net cash generated by operating activities of R$15.1 million in first half 2026, versus R$2.1 million used in first half 2025

●	Debenture facility of Brazilian subsidiaries repaid in full on July 7, 2026, in compliance with all covenants, releasing associated liens

●	Adjusted EBITDA of R$28.0 million in first half 2026, up 54% from R$18.2 million in first half 2025; Adjusted EBITDA margin of 28.7% versus 18.5%

●	Cash and cash equivalents, including short-term investments, of R$9.8 million at June 30, 2026, compared with R$13.5 million at December 31, 2025

MANAGEMENT COMMENTARY

“The first half shows what disciplined operations look like inside the portfolio: margins expanded, overhead came down by a quarter, and the businesses generated R$15 million in operating cash,” said Pierre Schurmann, Founder and Chief Executive Officer. “Our task now is to bring the capital structure in line with the performance of the operating businesses. Deferred acquisition consideration and legacy financing continue to absorb capital, and we are pursuing a comprehensive restructuring of those obligations.”

Nvni Group Limited | Page 1

NUVINI	NASDAQ: NVNI

SUMMARY FINANCIAL RESULTS

R$ millions, six months ended June 30	H1 2026	H1 2025	Change
Net operating revenue	97.4	98.2	(0.7)%
Platform subscription revenue	90.5	90.2	0.2%
Gross profit	66.3	62.0	7.0%
Gross margin	68.1%	63.1%	+500 bps
General and administrative expenses	31.6	41.9	(24.6)%
Operating income (loss)	19.6	(32.0)	n.m.
Financial income and expense, net	(27.0)	(21.1)	28.2%
Net loss	(14.0)	(57.5)	(75.6)%
Net loss attributable to owners	(17.7)	(60.1)	(70.5)%
Net loss per share – basic and diluted (R$)	(1.63)	(6.52)	(75.0)%
Net cash from (used in) operating activities	15.1	(2.1)	n.m.

Percentages calculated on figures in thousands of reais as reported. n.m. = not meaningful.

BALANCE SHEET AND LIQUIDITY

Cash and cash equivalents were R$9.8 million at June 30, 2026, compared with R$13.5 million at December 31, 2025. Deferred and contingent consideration on acquisitions totaled R$293.8 million at June 30, 2026, reflecting R$22.3 million of accrued interest and R$5.9 million of payments during the period. Loans from investors totaled R$62.0 million at June 30, 2026, including a new R$6.6 million facility. At June 30, 2026, the Company reported a shareholders’ deficit of R$176.3 million and a working capital deficit of R$363.6 million.

SUBSEQUENT EVENTS

Debenture Facility

On July 7, 2026, The Company repaid the remaining R$2.8 million of non-convertible debentures that was outstanding as of June 30, 2026 at the facility’s scheduled maturity. The facility carried financial covenants tied to leverage, EBITDA margin, and debt service coverage. Repayment of the principal at maturity releases the covenant obligations and liens over assets specific to this instrument.

ABOUT NUVINI

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

FORWARD-LOOKING STATEMENTS

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

INVESTOR RELATIONS CONTACT

Sofia Toledo
ir@nuvini.co
MZ North America
NVNI@mzgroup.us

Nvni Group Limited | Page 2